EXHIBIT 19.1

SECURITIES TRADING POLICY

(As Amended June 26, 2024)

I. INTRODUCTION

As a public company, Avid Bioservices, Inc. (“Avid” or the “Company”) is subject to various federal and state laws and regulations governing trading in its securities. It is the policy of Avid to comply fully, and to assist its employees in complying fully, with these laws and regulations. This Policy applies to all members of the Company’s Board of Directors, officers and employees, as well as their respective “family members” as defined below. All references in this Policy to employees of the Company should be read to include all such persons listed in the preceding sentence.

For purposes of this Policy, the term “family members” includes family members who reside with you, anyone else who lives in your household and any family members who do not live in your household but whose transactions in the Company’s securities are directed by you or are subject to your influence or control.

The Company depends upon the conduct and diligence of its employees, in both their professional and personal capacities, to ensure full compliance with this Policy. This Policy provides procedures and guidelines with respect to transactions in the Company’s securities, the protection of material, non-public information regarding the Company, other public companies with whom the Company transacts business (e.g., our customers) and/or other economically linked public companies (whether or not the Company transacts business with them) such as competitors (each such other company, a “Third Party”), and the standard of conduct expected of the Company’s employees in this highly sensitive area. It is the personal obligation and responsibility of each employee to act in a manner consistent with this Policy.

II. LEGAL BACKGROUND

"Insider trading" is a top enforcement priority of the Securities and Exchange Commission ("SEC"), the Nasdaq Stock Market (“Nasdaq”) and the Department of Justice. Criminal prosecutions for insider trading are commonplace and may result in fines and/or imprisonment.

What is insider trading? The prohibition against such trading generally is understood to prohibit (1) trading on the basis of material, non-public information that you receive in the course of your relationship with the Company, (2) disclosing or “tipping” material, non-public information to others or recommending the purchase or sale of securities on the basis of such information or (3) assisting someone who is engaged in any of the above activities.

Who is an insider? The term "insider" applies to anyone who, by virtue of a special relationship with the Company, possesses material, non-public information regarding the business of the Company or a Third Party.

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What is material, non-public information? Information is generally deemed to be "material" if it could be expected to affect the market price of the company’s securities or to be considered important by a "reasonable investor" in deciding to purchase, sell or hold a security to which the information relates. If the information makes you want to trade, it would probably have the same effect on others. As a practical matter, materiality often is determined after the fact, when it is known that someone has traded on the information and after the information itself has been made public and its effects upon the market are more certain.

As it relates to the Company, examples of information that is generally regarded as material include, but are not limited to:

•	earnings results, estimates and guidance on earnings and/or committed backlog and changes in previously released earnings results and/or committed backlog, estimates or guidance;
•	the acquisition or loss of a major client;
•	a significant merger, acquisition or divestiture proposal or agreement;
•	a new equity or debt offering;
•	investments, joint ventures or changes in assets;
•	new service offerings or significant news relating to service offerings;
•	material developments with respect to actual or threatened litigations;
•	changes in key personnel;
•	restructuring or layoffs;
•	a change in auditors’;
•	stock splits;
•	positive or negative developments in outstanding significant litigation;
•	events that may result in the creation of a significant reserve or write-off or other significant adjustments to the financial statements;
•	actual or threatened significant litigation or inquiry by a governmental or regulatory authority; and
•	any other facts which might cause the Company’s financial results to be substantially affected.

"Non-public" information is any information that has not been previously publicly disclosed and is not otherwise available to investors generally. Filings with the SEC and press releases are generally regarded as public information. Information about undisclosed financial results or a possible merger, acquisition or other material development, whether concerning the Company or otherwise, and obtained in the normal course of employment or through a rumor, tip or just "loose talk", is not public information. Information should be considered “non-public” until the beginning of the second (2nd) Trading Day (as defined below) after such information has been disseminated widely to the general public through press releases, news tickers, publication in a widely available newspaper, SEC filings or other widely disseminated means. For purposes of this Policy, a “Trading Day” shall mean a day on which Nasdaq is open for trading.

Potential Criminal and Civil Liability and/or Disciplinary Action. There are no limits on the size of a transaction that will trigger insider trading liability. In the past, relatively small trades have resulted in SEC investigations and lawsuits.

Individuals found liable for insider trading face penalties of up to three (3) times the profit gained or loss avoided, a criminal fine of up to $5 million and up to twenty (20) years in jail. In addition to the potential criminal and civil liabilities mentioned above, in certain circumstances the Company may be able to recover all profits made by an insider who traded illegally, plus collect other damages. In addition, the Company (and its executive officers and directors) could itself face penalties of the greater of $1 million or three (3) times the profit gained or loss avoided as a result of an employee’s violation and/or a criminal penalty of up to $25 million for failing to take steps to prevent insider trading.

Without regard to the civil or criminal penalties that may be imposed by others, violation of this Policy and its procedures may subject an individual to Company-imposed discipline, including dismissal.

The procedures regarding securities trading outlined below are designed to deter and, where possible, to prevent such improper trading.

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III. POLICIES REGARDING TRANSACTIONS IN SECURITIES OF THE COMPANY AND THIRD PARTIES

A.	General Prohibitions for All Employees

No Trading on Material, Non-Public Information. No employee who is aware of any material, non-public information concerning the Company or a Third Party , shall engage in any transaction in the Company’s or such Third Party’s securities, including any offer to purchase or sell, during any period commencing with the date that he or she obtains such material, non-public information and ending at the beginning of the second (2nd) Trading Day following the date of public disclosure of that information. After termination of employment, any employee who is in possession of material, nonpublic information is prohibited from trading in Company securities until that information has become public or is no longer material. This policy applies to all transactions in securities issued by the Company, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company’s securities. Accordingly, for purposes of this policy, the terms “trade,” “trading” and “transactions” include not only purchases and sales of the Company’s common stock in the public market but also any other purchases, sales, transfers, gifts or other acquisitions and dispositions of common or preferred equity, options, warrants and other securities (including debt securities) and other arrangements or transactions that affect economic exposure to changes in the prices of these securities.

No Tipping. No employee shall disclose (“tip”) material, non-public information to any other person where such information may be used by such person to his or her benefit by trading in the securities of the company to which such information relates, nor shall an employee make any recommendations or express any opinions as to trading in such company’s securities to any other person on the basis of material, non-public information.

No Short Sales. No employee shall engage in the short sale of the Company’s securities. A short sale is a sale of securities not owned by the seller or, if owned, not delivered against such sale within twenty (20) days thereafter (a “short against the box”). Short sales of the Company's securities evidence an expectation on the part of the seller that the securities will decline in value, and, therefore, signal to the market that the seller has no confidence in the Company or its short-term prospects. In addition, short sales may reduce the seller's incentive to improve the Company's performance.

No Investments in Derivatives of the Company’s Securities. No employee shall invest in Company-based derivative securities. “Derivative Securities” are options, warrants, stock appreciation rights or similar rights whose value is derived from the value of an equity security, such as the Company’s common stock. This prohibition includes, but is not limited to, trading in Company-based put or call option contracts, trading in straddles and the like. However, holding and exercising stock options, restricted stock units or other derivative securities granted under the Company’s equity compensation plans is not prohibited by this Policy.

No Hedging or Pledging. Our executive officers and directors are prohibited from hedging or pledging any Company securities that they hold directly. In addition, our officers and directors are prohibited from engaging in short sales of our stock and may not hedge or pledge equity compensation.

No Margin Purchases. No employee shall purchase the Company’s securities on margin. This means such persons are prohibited from borrowing from a brokerage firm, bank or other entity in order to purchase the Company’s securities (other than in connection with “cashless” exercises of stock options under the Company’s equity compensation plans).

Standing and Limit Orders. Standing and limit orders (except standing and limit orders under a 10b5-1 Trading Plan, as discussed below) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when an employee is in possession of material nonpublic information. The Company therefore discourages placing standing or limit orders on the Company’s securities. If a person subject to this policy determines that they must use a standing order or limit order (other than under a 10b5-1 Trading Plan as discussed below), the order should be limited to short duration and the person using such standing order or limit order is required to cancel such instructions immediately in the event restrictions are imposed on their ability to trade pursuant to Black-Out Period provisions below.

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B.	Prohibition Against Trading During Black-Out Periods

Without in any way limiting the general prohibitions described in Subpart A above, and even if you do not possess material nonpublic information, no employee may trade, directly or indirectly, in Company securities during the following black-out periods (each, a “Black-Out Period”).

Quarterly Black-Out Periods. Each quarterly Black-Out Period begins at the close of the market on the fourteenth (14th) day prior to the close of any fiscal quarter and ends at the open of the market on the second (2nd) Trading Day following the release of the Company’s quarterly or annual financial results for that particular quarter.

Special Black-Out Periods. In addition, special Black-Out Periods may be prescribed from time to time as a result of special circumstances. During special Black-Out Periods, trading in the Company’s securities is prohibited. Such special Black-Out Period may apply to all employees, or may be limited to certain employees or groups from time to time who are in possession of non-public information regarding potentially significant matters.

Notification of Black-Out Periods. During both quarterly Black-Out Periods and special Black-Out Periods, the notification on the Company’s Intranet homepage will display that the Trading Window is closed.

C.	Pre-Clearance Procedures

If an employee is contemplating a transaction in the Company’s securities, the proposed transaction must be pre-cleared with either Avid’s General Counsel or his or her designee.

To obtain pre-clearance, an employee must submit on his or her behalf (or on behalf of his or her family member) a completed Pre-Approval Form to Buy/Sell Securities at least two Trading Days in advance of the proposed transaction. The Pre-Approval Form to Buy/Sell Securities may be accessed through the Company’s Intranet homepage by clicking the link in the Trading Window, or by contacting the Company’s Senior Director of Financial and SEC Reporting if you do not have access to the Company’s Intranet homepage. If your trade request is approved, the transaction must be performed within two Trading Days from the date of approval.

IT SHOULD BE NOTED THAT ANY PERSON WHO POSSESSES MATERIAL, NON-PUBLIC INFORMATION SHOULD NOT ENGAGE IN ANY TRANSACTION INVOLVING THE COMPANY’S SECURITIES EVEN IF THE TRADING WINDOW IS OPEN.

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D.	Exceptions to the Prohibitions on Trading

The only exceptions to this Policy’s prohibitions of trading in the Company’s securities as outlined above are the following:

1.        Transactions under Company Plans – The exercise of stock options pursuant to our stock incentive plans is not subject to this Policy, including a net exercise transaction where permitted under the option; however, the sale of any such stock acquired upon such exercise, including as part of a broker-assisted cashless exercise of an option, is subject to this Policy. The purchase of stock through the Company’s employee stock purchase plan is not subject to this Policy; however, the sale of any such stock and changing instructions regarding the level of withholding contributions which are used to purchase stock is subject to this Policy.

2.       10b5-1 Automatic Trading Programs - Under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and as permitted by the Company in its sole discretion, employees and directors may establish a trading plan under which a broker is instructed to buy and sell the Company’s securities based on pre-determined criteria (a “10b5-1 Trading Plan”). So long as a 10b5-1 Trading Plan is properly established, purchases and sales of the Company’s securities pursuant to that Trading Plan are not subject to this policy. To be properly established, an eligible person’s Trading Plan must be established in compliance with the requirements of Rule 10b5-1 of the Exchange Act and any applicable 10b5-1 trading plan guidelines of the Company at a time when the Company was not in a trading blackout period and they were not otherwise aware of any material nonpublic information relating to the Company or the securities subject to the Trading Plan. Moreover, all 10b5-1 Trading Plans must be reviewed and approved by the Company before being established to confirm that the 10b5-1 Trading Plan complies with all pertinent Company policies and applicable securities laws.

IV.	POLICIES REGARDING THE USE, DISCLOSURE AND PROTECTION OF MATERIAL, NON-PUBLIC INFORMATION

All employees of the Company have ethical and legal responsibilities to maintain the confidentiality of material, non-public information.

Use and Disclosure of Material, Non-Public Information. As explained previously, under no circumstances may an employee use material, non-public information about the Company for his or her personal benefit. Moreover, except as specifically authorized or in the performance of regular corporate duties, under no circumstances may an employee release to others information that might affect the Company’s securities. Therefore, it is important that an employee not disclose material, non-public information to anyone, including other employees of the Company, unless the other employee needs to know such information in order to fulfill his or her job responsibilities. Under no other circumstances should such information be disclosed to anyone, including family, relatives or business or social acquaintances. In maintaining the confidentiality of the information, the individual in possession of such information shall not affirm or deny statements made by others, either directly or through electronic means, if such affirmation or denial would result in the disclosure of material, non-public information.

If an employee has any doubt about whether certain information is non-public or material, such doubt should be resolved in favor of not communicating such information or trading without discussing with the assigned compliance officer or raising with in-house counsel. Questions concerning what is or is not material, non-public information should be directed to the Company’s Legal Department.

Material, Non-Public Information Regarding Other Companies. In the ordinary course of doing business, employees may come into possession of material, non-public information with respect to other companies, such as our clients. An individual receiving material, non-public information in such a manner has the same duty not to disclose the information to others or to use that information in connection with securities transactions of such other company as such individual has with respect to material, non-public information about the Company.

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Unauthorized Disclosure of Internal Information. Unauthorized disclosure of internal information about the Company may create serious problems for the Company whether or not the information is used to facilitate improper trading in securities of the Company. Therefore, it shall be the duty of each person employed or affiliated with the Company to maintain the confidentiality of information relating to the Company or obtained through a relationship of confidence. Company personnel should not discuss internal Company matters or developments with anyone outside the Company, except as necessary in the performance of regular corporate duties.

Precautions to Prevent Misuse or Unauthorized Disclosure of Sensitive Information. When an employee is involved in a matter or transaction which is sensitive and, if disclosed, could reasonably be expected to have an effect on the market price of the securities of the Company or any other company involved in the transaction, that individual should consider taking extraordinary precautions to prevent misuse or unauthorized disclosure of such information. Such measures include the following:

1.	Maintaining files securely and avoiding storing information on computer systems that can be accessed by other individuals;

2.	Avoiding the discussion of confidential matters in areas where the conversation could possibly be overheard;

3.	Not gossiping about Company affairs; and

4.	Restricting the copying and distribution of sensitive documents within the Company.

Internet. Any written or verbal statement that would be prohibited under the law or under this Policy is equally prohibited if made on the Internet or by social media.

Inadvertent Disclosure of Material, Non-Public Information. If material, non-public information regarding the Company is inadvertently disclosed, no matter what the circumstances, by any employee, the person making or discovering that disclosure should immediately report the facts to Avid’s General Counsel.

Inquiries Regarding Material, Non-Public Information. When an inquiry is received regarding information that may be material, it should be referred, without comment, to the Company’s Chief Executive Officer and/or Investor Relations firm.

Reporting of Violations; Questions

Any person who believes that a violation of this policy has taken place shall report such violation promptly to Avid’s General Counsel.

Any questions concerning this Policy should be addressed to Avid’s General Counsel.

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